Filed pursuant to Rule 433

Registration File No. 333-178312

Supplementing the Preliminary

Prospectus dated December 5, 2011

Final Pricing Term Sheet

The information in this final pricing term sheet relates only to the senior notes offering of NII Capital Corp. and should be read together with the preliminary prospectus dated December 5, 2011 (the “Preliminary Prospectus”) relating to such senior notes offering, including the documents incorporated by reference therein filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-178312.

Issuer:	NII Capital Corp.

Issue:	7.625% Senior Notes due 2021

Principal Amount:	$700,000,000

Guarantees:	The Notes will be guaranteed by NII Holdings, Inc. and each of NII Holdings’ current and future Domestic Restricted Subsidiaries (as defined in the Preliminary Prospectus), other than NII Capital Corp.

Maturity:	April 1, 2021

Coupon:	7.625%

Public Offering Price:	98.5% plus accrued interest from October 1, 2011, the most recent interest payment date of the original issuance of the $750 million of 7.625% Senior Notes due 2021, to the date of issuance of the Notes, which is expected to be on or about December 8, 2011.

Underwriting Discount:	1.5%

Yield to Maturity:	7.852%

Spread to Benchmark Treasury:	T + 600 bps

Benchmark Treasury:	UST 8.125% due May 15, 2021

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2012

Optional Redemption:	Prior to April 1, 2016, the Notes may be redeemed in whole or in part at any time at a redemption price equal to 100% of their principal amount plus Applicable Premium, plus accrued and unpaid interest.

On or after April 1, 2016, the Notes may be redeemed in whole or in part at any time at the redemption prices set forth below (expressed as percentages of their principal amount), plus accrued and unpaid interest, if redeemed during the twelve-month period beginning April 1 of the years indicated below:

2016	103.813%

2017	102.541%
2018	101.271%
2019	100.000%
2020	100.000%

Equity Clawback:	Prior to April 1, 2014, up to 35% of the Notes may be redeemed at a redemption price equal to 107.625% of their principal amount, plus accrued and unpaid interest, using the proceeds of certain equity offerings.

Change of Control Purchase Price:	101%

Joint Book-running Managers:	Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., and J.P. Morgan Securities LLC

Co-Managers:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC

Trade Date:	December 5, 2011

Settlement Date:	December 8, 2011 (T+3)

CUSIP/ISIN:	67021B AE9 / US67021BAE92

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.